SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Executed un-redacted fee letter addressed to CGI by Canadian Imperial Bank of Commerce, National Bank of Canada and Toronto Dominion Bank in relation to the filing of a Scheme of Arrangement for the acquisition of Logica plc.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932, 333-112021, 333-146175, and 333-177013.

CONFIDENTIAL

Dated as of May 31, 2012

CGI Group Inc.

1130 Sherbrooke Street West 5th Floor

Montreal, QC Canada

H3A 2M8

Attention:	Claude Séguin,
Senior Vice-President,
Corporate Development and Strategic Investments

Fee Letter

Reference is made to (i) the syndication letter dated as of the date hereof (the “Syndication Letter”) among CGI Group Inc. (“you”), Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“National”) and The Toronto-Dominion Bank (“TD” and, collectively with CIBC and National, the “Co-Lead Arrangers”, “we”, “us” or “our”); and (ii) the credit agreement dated the date hereof among, inter alia, you and the Co-Lead Arrangers (the “Credit Agreement”). Capitalized terms used but not defined herein are used with the meanings assigned to them in the Credit Agreement. For purposes of this Fee Letter, “Backstop Credit Facility” means the “Cdn Revolving Facility” as defined in the Credit Agreement. This letter agreement is the Fee Letter referred to in the Syndication Letter.

As consideration for the Co-Lead Arrangers’ Commitments and other commitments pursuant to the Syndication Letter, you agree to pay or cause to be paid the following non-refundable fees to (i) in the case of the fees specified in sections 1, 2, 3 and 4 below, the Co-Lead Arrangers (such fees to be allocated and shared equally between the Co-Lead Arrangers); and (ii) in the case of the fees specified in section 5 below, CIBC and TD (such fees to be allocated and shared equally between CIBC and TD):

1. Backstop Credit Facility: a commitment fee in an amount of 85 bps of the aggregate principal amount of the Backstop Credit Facility, which fee shall be earned and payable as follows (i) 5 bps on the date hereof; and (ii) 80 bps on the date of closing of the Acquisition (for greater certainty, after giving effect to any termination of all or any part of the Backstop Credit Facility on or prior to such date).

2. Term Loan A Credit Facility: a commitment fee in an amount of 82 bps of the aggregate principal amount of the Term Loan A Credit Facility, which fee shall be earned and payable as follows (i) 15 bps on the earlier of (y) 60 days after the date hereof, and (z) the date that the Target shareholders shall have approved the Scheme; and (ii) 67 bps on the date of drawdown under the Term Loan A Credit Facility (for greater certainty, after giving effect to any termination of all or any part of the Term Loan A Credit Facility on or prior to such date).

3. Term Loan B Credit Facility: a commitment fee in an amount of 62 bps of the aggregate principal amount of the Term Loan B Credit Facility, which fee shall be earned and payable as follows (i) 15 bps on the earlier of (y) 60 days after the date hereof, and (z) the date that the Target shareholders shall have approved the Scheme; and (ii) 47 bps on the date of drawdown under the Term Loan B Credit Facility (for greater certainty, after giving effect to any termination of all or any part of the Term Loan B Credit Facility on or prior to such date).

4. Term Loan C Credit Facility: a commitment fee in an amount of 42 bps of the aggregate principal amount of the Term Loan C Credit Facility, which fee shall be earned and payable as follows (i) 15 bps on the earlier of (y) 60 days after the date hereof, and (z) the date that the Target shareholders shall have approved the Scheme; and (ii) 27 bps on the date of drawdown under the Term Loan C Credit Facility (for greater certainty, after giving effect to any termination of all or any part of the Term Loan C Credit Facility on or prior to such date).

5. Structuring Fee: a structuring fee in an amount of 3 bps of the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, which fee shall be earned and payable on the date of drawdown under the Term Loan Credit Facilities (for greater certainty, after giving effect to any termination of all or any part of the Term Loan Credit Facilities on or prior to such date).

In addition, an annual administrative fee shall be paid to the Co-Agents in respect of the Credit Facilities in an amount agreed to between you and the Co-Agents as set forth in a separate agency fee letter dated the date hereof, which shall be initially earned on the date hereof and paid on the Financial Close Date and thereafter on each anniversary of the date hereof.

You further agree that if at any time prior to the date that is 365 days after the date hereof you or any of your affiliates consummate the Acquisition, in whole or in any material part, with financing for which a Co-Lead Arranger (or any of its respective affiliates) has not acted in the capacities for which it has been retained under the Syndication Letter and such financing is used to, directly or indirectly, finance the Acquisition, you agree to pay, or cause to be paid, to such Co-Lead Arranger an aggregate amount equal to 50% of the commitment fees payable to such Co-Lead Arranger specified herein and based on the full amount of its initial Commitments (without giving effect to any termination or reduction thereof after the date hereof), (the “Alternate Financing Fees”), such Alternate Financing Fees to be due and payable at the time of the closing of the Acquisition, so long as the applicable Co-Lead Arranger is ready and willing to provide financing on the date of closing of the Acquisition.

You agree that, once paid, the fees or any part thereof payable hereunder and under the Syndication Letter shall not be refundable under any circumstances, regardless of whether the transactions or borrowings contemplated by the Syndication Letter or the Credit Agreement are consummated. All fees in respect of the Term Loan Credit Facilities shall be paid in Pounds Sterling. All other fees payable hereunder and under the Syndication Letter shall be paid in Canadian dollars. All fees shall be paid in immediately available funds and shall be in addition to reimbursement of the Co-Lead Arrangers out-of-pocket expenses as provided in the Syndication Letter.

The syndication of the Credit Facilities as provided for in the Syndication Letter will continue until a Successful Syndication has been achieved, and the terms and conditions set forth in Section 3 of the Syndication Letter are incorporated by reference herein in full, as if expressly stated in this Fee Letter. “Successful Syndication” (for purposes of this Fee Letter and the Credit Agreement) shall be achieved when each Co-Lead Arranger holds not more than (i) C$150,000,000 of the Backstop Credit Facility; and (ii) £187,500,000 of the Term Loan Credit Facilities (for greater certainty, adjusted to give effect to any commitment amount of the Credit Facilities cancelled on or prior to the closing date of the Acquisition).

The Co-Lead Arrangers shall be entitled, after consultation with you, at any time prior to the date of a Successful Syndication of the Credit Facilities if the Co-Lead Arrangers determine that such changes are necessary or advisable in order to ensure a Successful Syndication of the Credit Facilities, or in any event, if the Co-Lead Arrangers determine that a Successful Syndication cannot be achieved, to make any changes to the terms and conditions of the Credit Facilities (other than the aggregate Commitments relating thereto), provided that (i) no condition to the availability of the Credit Facilities may be added, or changes made to the terms of the Credit Facilities, that would be inconsistent with the “Certain Funds” requirements applicable to the Credit Facilities; and (ii) any changes to the applicable margins and maturity dates of the Credit Facilities shall be limited as follows:

(i) the applicable margins applicable to the Backstop Credit Facility may not be increased by more than 50 bps (and the applicable standby fee shall be amended to be 20% of the applicable margins) (and additional increases due to a Permitted Pricing Reallocation (defined below)) provided that the Co-Lead Arrangers may exercise their rights hereunder through any combination of (x) an increase in the applicable margins under the Backstop Credit Facility; (y) issuance of the Backstop Credit Facility with OID (with OID being equated to interest in a manner reasonably determined by the Co-Lead Arrangers and consistent with generally accepted financial practice, based on an assumed 4.5 year average life to maturity); or (z) the payment of upfront fees (which shall be deemed to constitute like amounts of OID), and provided that after giving effect to the rights set forth herein, not more than 50% of the increase in this clause (i) may be issued in the form of OID or upfront fees;

(ii) the applicable margins applicable to the Term Loan A Credit Facility may not be increased by more than 50 bps (and the applicable standby fee shall be amended to be 20% of the applicable margins) (and additional increases due to a Permitted Pricing Reallocation (defined below)) provided that the Co-Lead Arrangers may exercise their rights hereunder through any combination of (x) an increase in the applicable margins under the Term Loan A Credit Facility; (y) issuance of the Term Loan A Credit Facility with OID (with OID being equated to interest in a manner reasonably determined by the Co-Lead Arrangers and consistent with generally accepted financial practice, based on an assumed 4 year average life to maturity); or (z) the payment of upfront fees (which shall be deemed to constitute like amounts of OID), and provided that after giving effect to the rights set forth herein, not more than 50% of the increase in this clause (ii) may be issued in the form of OID or upfront fees;

(iii) the applicable margins applicable to the Term Loan B Credit Facility may not be increased by more than 50 bps (and the applicable standby fee shall be amended to be 20% of the applicable margins) (and additional increases due to a Permitted Pricing Reallocation (defined below)) provided that the Co-Lead Arrangers may exercise their rights hereunder through any combination of (x) an increase in the applicable margins under the Term Loan B Credit Facility; (y) issuance of the Term Loan B Credit Facility with OID (with OID being equated to interest in a manner reasonably determined by the Co-Lead Arrangers and consistent with generally accepted financial practice, based on an assumed 3 year average life to maturity); or (z) the payment of upfront fees (which shall be deemed to constitute like amounts of OID), and provided that after giving effect to the rights set forth herein, not more than 50% of the increase in this clause (iii) may be issued in the form of OID or upfront fees;

(iv) the applicable margins applicable to the Term Loan C Credit Facility may not be increased by more than 50 bps (and the applicable standby fee shall be amended to be 20% of the applicable margins) (and additional increases due to a Permitted Pricing Reallocation (defined below)) provided that the Co-Lead Arrangers may exercise their rights hereunder through any combination of (x) an increase in the applicable margins under the Term Loan C Credit Facility; (y) issuance of the Term Loan C Credit Facility with OID (with OID being equated to interest in a manner reasonably determined by the Co-Lead Arrangers and consistent with generally accepted financial practice, based on an assumed 2 year average life to maturity); or (z) the payment of upfront fees (which shall be deemed to constitute like amounts of OID), and provided that after giving effect to the rights set forth herein, not more than 50% of the increase in this clause (iii) may be issued in the form of OID or upfront fees;

(v) the maturity date of the Backstop Credit Facility may be decreased from December 2, 2016 to no earlier than December 2, 2015; and

(vi) the maturity date of the Term Loan A Credit Facility may be decreased from four (4) years after the Financial Close Date to no earlier than three (3) years after the Financial Close Date.

As used herein, “Permitted Pricing Reallocation” means, to the extent that the pricing of a Credit Facility is below the maximum rate provided above for such Credit Facility, reallocating such deficiency on a weighted average basis to all or any portion of one or more of the other Credit Facilities, as applicable, as determined by the Co-Lead Arrangers. The Co-Lead Arrangers shall be permitted to tranche or to re-tranche within each of the applicable Credit Facilities to give effect to a Permitted Pricing Reallocation (but for greater certainty, without reallocation of any commitment amount from one Credit Facility to another).

The foregoing market flex provisions shall survive the execution and delivery of the Credit Agreement and other Credit Documents until the date of a Successful Syndication of the Commitments. Further, you hereby agree that you shall, from time to time, execute and deliver or cause to be executed and delivered all agreements and other documents as may be required by the Co-Lead Arrangers, acting reasonably, to effect the foregoing (including, without limitation, amendments to the Credit Agreement) and you further agree that any failure to do so on your part shall be deemed to be an Event of Default under and as defined in the Credit Agreement.

It is understood and agreed that this Fee Letter shall not constitute or give rise to any obligation to provide any financing; such an obligation will arise only to the extent provided in the Credit Agreement. This letter agreement may not be amended or waived except by an instrument in writing executed and delivered by you and the Co-Lead Arrangers. This letter agreement shall be governed by, and construed in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable therein. This letter agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this letter agreement by facsimile or electronic transmission (including pdf) shall be effective as delivery of a manually executed counterpart hereof.

Vous avez spécifiquement demandé que cette lettre de frais et tous les documents qui s’y rapportent soient rédigés an langue anglaise et, à cause de cette exigence de votre part, nous exprimons la même volonté en faisant en sorte que ces documents soient à votre disposition en langue anglaise.

You agree that this letter agreement and its contents are subject to the confidentiality provisions of the Syndication Letter. Please confirm that the foregoing is our mutual understanding by signing and returning to us an executed counterpart of this letter agreement.

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FEE LETTER – SIGNATURE PAGE

Yours very truly,

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	/s/ Charles St-Germain
Name: Charles St-Germain
Title: Managing Director

Per:	/s/ Alain Longpré
Name: Alain Longpré
Title: Executive Director

NATIONAL BANK OF CANADA

Per:	/s/ Luc Bernier
Name: Luc Bernier
Title: Directeur – Director

Per:	/s/ François Montigny
Name: François Montigny
Title: Director

THE TORONTO-DOMINION BANK

Per:	/s/ Paul Archer
Name: Paul Archer
Title: Managing Director

Per:	/s/ Yves Bergeron
Name: Yves Bergeron
Title: Managing Director

FEE LETTER – SIGNATURE PAGE

Accepted and agreed to as of the date first written above.

CGI GROUP INC.

Per:	/s/ R. David Anderson
Name: R. David Anderson
Title: Executive Vice President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date: June 21, 2012	By	/s/ Benoit Dubé
Name: Benoit Dubé
Title: Executive Vice-President and Chief Legal Officer